October 15, 2014

VIA EDGAR AND HAND DELIVERY

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Ms. Joyce Sweeney

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mr. Frank Knapp

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                           Scientific Games Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013 (“2013 Form 10-K”)

Filed March 17, 2014

File No. 000-13063

Dear Mr. Gilmore, Ms. Sweeney and Mr. Knapp:

Reference is made to the letter dated September 17, 2014 (the “Comment Letter”) to Mr. Scott D. Schweinfurth, Executive Vice President and Chief Financial Officer of Scientific Games Corporation (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately following the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note (1) Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page 83

1.              We note certain changes in your gaming revenue recognition policy disclosures as compared to those included in your Form 10-K for the fiscal year ended December 31, 2012. For example, this year’s disclosures do not include discussion of revenue being recognized under the percentage of completion method for the sale of pari-mutuel wagering systems that include the customization of software. Please reconcile for us your current policy disclosures to those included in the prior year Form 10-K, highlighting new policies, policies that have changed, and policies that are no longer applicable.

We made certain changes to the disclosure regarding our Gaming segment revenue recognition policies in our 2013 Form 10-K.

In particular, the following policies related to the racing and venue management businesses that we disposed of in October 2010 were removed because they were no longer applicable to the Company for any of the periods presented in our 2013 Form 10-K:

•                  Revenue from the provision of pari-mutuel wagering services was generally recognized as a percentage of the amount wagered by the customers’ patrons at the time of the wager pursuant to the terms of the contract.

•                  Revenue from the sale of a pari-mutuel wagering system, which included the customization of software, was recognized under the percentage of completion method of accounting, based on the ratio of costs incurred to estimated costs to complete.

•                  Revenue from the sale of pari-mutuel wagering terminals was recognized when the customer accepts the product pursuant to the terms of the contract.

•                  Revenue from the perpetual licensing of customized pari-mutuel software was recognized under the percentage of completion method of accounting, based on the ratio of costs incurred to estimated costs to complete.

•                  Revenue from wagering at Company owned or operated sites was recognized as a percentage of the amount wagered by our customers at the time of the wager.

•                  Revenue from the provision of facilities management services to non-Company owned wagering sites was recognized as a percentage of the amount wagered by the customers’ patrons at the time of the wager pursuant to the terms of the contract.

Other than the Gaming segment revenue recognition policies relating to the racing and venue management businesses that we sold in 2010, our prior-year Gaming segment revenue recognition policies consisted of the following:

•                  Revenue from the provision of gaming services is generally recognized as a percentage of revenue generated by the gaming machines.

•                  Revenue from the sale of gaming machines or content that does not include a service or maintenance component is recognized upon acceptance pursuant to the terms of the contract.

•                  Revenue from the sale of gaming terminals and related software that includes a service or maintenance component is recognized ratably over the term of the contract.

In light of our acquisition of WMS Industries Inc. on October 18, 2013, we enhanced and expanded the disclosure regarding these revenue recognition policies as follows:

•                  Revenue from the provision of gaming services including maintenance under wide-area gaming operator contracts is generally recognized as a percentage of net win (i.e., coin in less player winnings) generated by our gaming machines (subject to certain adjustments as may be specified in a particular contract, including adjustments for taxes and other fees) over the term of the arrangement. We do not consider these arrangements to have multiple revenue-generating activities as the services offered constitute a comprehensive solution in exchange for a percentage of net win and all of the products and field services are delivered contemporaneously.

•                  Revenue from leasing gaming machines and VLTs to casinos and other gaming operators under operating leases is based upon: (1) a percentage of the casino’s net win; (2) fixed daily fees; (3) a percentage of the amount wagered (coin-in); or (4) a combination of a fixed daily fee and a percentage of the coin-in. We recognize revenue from these operating leases on a daily basis. We do not consider these arrangements to have multiple revenue-generating activities as the services offered constitute a comprehensive solution in exchange for a daily fee and all of the products and services are delivered contemporaneously.  Therefore, revenue is recognized under general revenue recognition guidance as the products and services provide the customer with the right to use the gaming machines and software that is essential to the functionality of the gaming machine.

•                  Revenue from hosting game content for real-money gaming sites from our remote game servers and from our social games is recorded on a gross basis. Processing fees charged by platform providers are recorded in cost of services.

•                  Revenue from the licensing of our games, artwork and other intellectual property to licensees who are generally located in geographic areas or operate in markets where we are not active is recorded as earned when the licensee purchases or places the game, artwork or other intellectual property, and collectability is reasonably assured.

•                  Revenue from the sale of gaming machines or content under wide-area gaming operator contracts without a service or maintenance component is recognized upon acceptance pursuant to the terms of the contract.  Sales of gaming machines are also recorded pursuant to ASU 2009-14 as the software and non-software components of our gaming machines function together to deliver the product’s essential functionality.

•                  Revenue from the sale of new and used gaming machines, VLTs, conversion kits (including game, hardware or operating system conversions) and parts to casinos and other gaming operators is recognized based on the general revenue recognition policy stated above. These sales are recorded net of any incentive rebates, discounts and applicable sales taxes.

Minimum Guarantees, page 88

2.              We note your disclosure that you enter into long-term license agreements in which you are obligated to pay minimum royalty amounts that are accounted for in accordance with ASC 460. Please tell us how you initially measure the liability and what consideration was given to providing the disclosures outlined in ASC 460-10-50-4. In addition, explain to us how the cash flows and changes in the obligation and related asset are reported in your Consolidated Statements of Cash Flows.

The Company enters into long-term license agreements with various third party licensors for intellectual properties, including brand names, that are then used in creating our game content themes which are incorporated into products such as instant games, online games, casino/slot games and social games that generate revenue for the Company.  When the Company enters into a contract to acquire a long-term finite life license, the agreement typically stipulates a minimum guaranteed obligation, which is generally paid systematically over the life of the license, and includes variable consideration in the form of excess royalties if total revenues generated by the Company related to the license exceed certain thresholds. In considering the appropriate accounting model for these arrangements, we determined that there is no GAAP guidance directly on point.  We consider the guidance under ASC 350, Intangibles — Goodwill and Other (“ASC 350”) to be applicable as we consider the acquisition of the right to utilize licensed intellectual property in our lottery and gaming products for a period of time to be the acquisition of a long-term intangible license asset with a finite life. Upon the initial acquisition of the license, an asset is recorded equal to the upfront payment, if any, plus the total future minimum guaranteed obligations to the licensor as contemplated by the agreement, and the license asset is included within intangible assets, net, on the Consolidated Balance Sheet.  Similarly, for the minimum guaranteed payments, the Company believes ASC 350 is applicable and, as such, the Company records a liability equal to the total minimum guaranteed payments defined in the agreement within other long-term liabilities.  Payments for the license are made over time in accordance with the license agreement reducing the minimum guaranteed liability.  Any variable consideration (payments made above the minimum guaranteed obligation) per the agreement is recognized when incurred and included as cost of services in the Consolidated Statement of Operations and Comprehensive Loss.

The Company considered the disclosure requirements in ASC 350 related to the long term intangible license asset and has complied with those requirements in Note 9 (Intangible Assets and Goodwill).  In determining the measurement of this liability, while we considered the guidance in ASC 460, Guarantees, (“ASC 460”) by analogy, we note that the payments to be made under the license are contractually stipulated and not contingent upon performance and therefore have concluded that the guidance and related disclosures in ASC 460 are not directly applicable to these arrangements.  The disclosure in Note 1 (Description of the Business and Summary of Significant Accounting Policies) — Minimum Guarantees on page 89 states that the Company applies ASC 460 and in future filings the Company will remove that reference as the ASC 460 guidance is not directly applicable to these agreements, as discussed above.

In addition, we believe that there are additional disclosures, that while not required, may be useful to readers of our financial statements, and we intend to include those disclosures in future filings in substantially the following form (additional disclosure in bold):

We enter into long-term license agreements in which we are obligated to pay a minimum guaranteed amount of royalties. We account for the minimum guaranteed amount within other long-term liabilities at the onset of the license arrangement and record a corresponding licensed asset within intangible assets, net. The licensed assets related to the minimum guaranteed amount are amortized over the term of the license agreement and included in depreciation and amortization. The long-term liability related to the minimum guaranteed amount is reduced as royalty payments are made under the license agreement.  The average term of our license agreements with minimum guaranteed obligations was four years and three years as of December 31, 2013 and 2012, respectively. Our total minimum guaranteed obligation reflected in our Consolidated Balance Sheets was $216.0 million and $16.8 million as of December 31, 2013 and 2012, respectively.  Additionally, our expected future payments of minimum guaranteed obligations is $29.6 million, $42.1 million, $41.3 million, $26.3 million and $79.4 million, in 2014, 2015, 2016, 2017 and 2018 and thereafter, respectively.

As disclosed in Note 1 (Description of the Business and Summary of Significant Accounting Policies) — Minimum Guarantees on page 89 of the 2013 Form 10-K, the licensed asset is amortized over the contractual life of the license. The amortization expense is included in depreciation and amortization in our Consolidated Statement of Operations and Comprehensive Loss, as well as included in our adjustments to reconcile net loss to cash provided by operating activities in our Consolidated Statements of Cash Flows. The payments that are applied against the minimum guaranteed obligation liability recognized as of the acquisition date have historically been included in the cash flows used in investing activities section of our Consolidated Statement of Cash Flows.

Upon further review in responding to the Staff’s comment and consideration of the accounting literature, we determined that a portion of our minimum guaranteed payments should be classified differently in the Consolidated Statement of Cash Flows in accordance with ASC 230-10-45-13(c), which states in part, “… Generally, only advance payments, down payments, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows…”.  In particular, we have determined that minimum guaranteed payments made more than 90 days after signing the relevant license agreement are more appropriately reflected as financing activities and included as cash flows from financing activities.  In future filings, we will include minimum guaranteed payments made more than 90 days after the date the licensed asset is acquired within cash flows provided by (used in) financing activities in the Consolidated Statement of Cash Flows.

In light of this determination, we considered the quantitative and qualitative aspects of the misclassification in the Consolidated Statement of Cash Flows in each period presented.  The Company applied SEC Topic 1.M, Materiality, and Topic 1.N, Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements.  We considered the amount of the misclassification, the financial statement line items impacted and the relevance that management and, we believe, investors place on the classification of the amounts in our consideration of materiality. The amounts that should have been included as cash outflows from financing activities were $6.3 million, $6.0 million and $3.6 million for the years ended December 31, 2013, 2012 and 2011, respectively, $1.2 million for the three months ended March 31, 2014 and $9.6 million for the six months ended June 30, 2014.  There was no impact on the increase (decrease) in cash and cash equivalents presented in the Consolidated Statement of Cash Flows for these periods.  Additionally, the total payments made in any individual period were correct so there is no impact to the Consolidated Statement of Operations and Comprehensive Loss or the Consolidated Balance Sheet for these periods.

Based upon our analysis of quantitative materiality during each period, we determined that the cash flow misclassification is not quantitatively material for any prior periods presented. We also considered the qualitative aspects of the cash flow misclassification.  The misclassification did not impact revenue, operating (loss) income, net loss, earnings per share, or cash flows from operating activities (and therefore also did not impact or change earnings or other trend information).  The Company believes that cash flows from operating activities is a key metric in decisions as to how the Company will allocate resources to investing and financing activities which are dependent on the planned level of operating cash flows which the Company expects to generate.  The two sections in the Consolidated Statement of Cash Flows that were impacted - cash flows used in investing activities and cash flows provided by (used in) financing activities - are not key metrics for Company management and we believe are not key metrics for investors.

The Company also considered the impact of the misclassification on attributable EBITDA and free cash flow, two non-GAAP financial measures on which management and, we believe, our investors focus.  The misclassification had no impact on attributable EBITDA (generally EBITDA adjusted for specific items contemplated by our credit agreement), which we believe is generally considered the most important metric for users of our financial statements.  The misclassification also had no impact on debt compliance calculations or loan covenants.  The misclassification did impact free cash flow (net cash provided by operating activities less total capital expenditures) as it increased intangible asset expenditures in cash flows used in investing activities.  As a result, free cash flow is understated by the amount of payments that should be included in the cash flow provided by (used in) financing activities each period.  The Company believes that the understatement of free cash flows by the amounts listed above for each period would not be material to investors.

The Company also considered additional qualitative aspects of the misclassification.  None of the Company’s key performance indicators were impacted by the misclassification and it had no impact on revenue or earnings trends.  The Company does not provide earnings guidance but management also noted that the misclassification did not impact earnings and therefore the misclassification had no impact on analyst expectations related to earnings for the Company.  The misclassification did not change a loss to income or vice versa. The Company does not disclose cash flow information for its segments and, as a result, the misclassification did not impact a segment that has been identified as playing a significant role in the Company’s operations or profitability.  The misclassification did not affect compliance with any regulatory requirements and the misclassification did not increase any management compensation. The misclassification did not arise from an unlawful transaction and there was no indication of any overt action taken by management to manipulate earnings to meet consensus earnings estimates.

Based on the Company’s quantitative and qualitative analysis, we have concluded that the misclassification is not material to any prior periods, and we do not plan to correct our previously issued financial statements in future filings.  Our registered public accounting firm has also considered the misclassification in conjunction with their National Office and has also concluded that the misclassification is not material to any prior periods.  However, in future periods, we will include within cash flows provided by (used in) financing activities on the Consolidated Statement of Cash Flows minimum guaranteed payments made more than 90 days after the date the licensed asset is acquired.

Note (3) Acquisitions and Dispositions

Acquisitions, page 96

3.              On page 97 you disclose the average remaining useful life of 2 to 15 years for the customer relationships intangible asset related to the WMS acquisition. Please tell us what consideration was given to disclosing the weighted average useful life for each major class of intangible assets acquired. Refer to ASC 350-30-50-1.

In response to the Staff’s comment and in accordance with ASC 350-30-50-1, we will include disclosure in future filings regarding the weighted average useful life for each major class of intangible assets acquired, in substantially the following form:

Intangible assets related to customer relationships and long-term licenses will be amortized over a weighted average useful life of approximately 13.6 years and 2.9 years, respectively.

Note (6) Accounts Receivable, Notes Receivable . . . , page 103

4.              We note your disclosure regarding extended finance terms for notes receivable. Please tell us what consideration was given to providing disclosure regarding credit quality information required by ASC 310-10-50-27 through 50-30.

We considered ASC 310-10-50-27 through 50-30 regarding the disclosure of credit quality indicators for extended finance terms of our notes receivable.  Our entire portfolio of notes receivable was acquired in the WMS acquisition on October 18, 2013.  In connection with the acquisition, we allocated a portion of the purchase price to the notes receivable based on their fair value on the acquisition date.  This amount recorded for the notes receivable as of the acquisition date reflected the credit quality of the receivables.  As permitted under ASC 805-10-25-13, we adjusted the value of the acquired notes receivable during the quarter ended December 31, 2013 to reflect new information obtained about facts and circumstances that existed as of the acquisition date.  As the valuation of the notes receivable was updated to the then current fair value in the allocation of the purchase price, we believe that the disclosure of credit quality indicators in ASC 310-10-50-27 through 50-30 was not applicable in our 2013 Form 10-K.

In our Quarterly Report on Form 10-Q for the three months ended March 31, 2014 filed with the Commission on May 8, 2014, we included disclosure to enable users to understand how and to what extent management monitors the credit quality and the quantitative and qualitative risks arising from the credit quality of the Company’s notes receivable in accordance with ASC 310-10-50-28.  In our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014 filed with the Commission on August 6, 2014, we expanded our disclosure to include the disclosure required pursuant to ASC 310-10-50-29, as set forth below, and we will continue to include similar disclosures in future filings as applicable.  We do not have internal risk ratings as contemplated by ASC 310-10-50-30 and therefore have not included disclosure on that topic.  Additionally, the disclosure requirements in ASC 310-10-50-27 through 50-30 are only applicable to our notes receivable as our trade receivables meet the scope exception in ASC 310-10-50-7B.

Credit Quality of Notes Receivable

We carry our notes receivable at face amounts less an allowance for doubtful accounts and imputed interest. Interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are expensed as incurred, as they are considered insignificant. Actual or imputed interest, if any, is determined based on stated rates or current market rates, at the time the note originated and is recorded as interest income in other income (expense), net, ratably over the payment period. We impute interest income on notes receivable with terms greater than one year that do not contain a stated interest rate. The interest rates on our outstanding notes receivable ranged from 4.0% to 8.0% at June 30, 2014. Our policy is to generally recognize interest on our notes receivable until the note receivable is deemed non-performing, which we define as a note on which payments are over 180 days past due. The amount of our non-performing notes was immaterial at June 30, 2014.

The Company monitors the credit quality of its accounts receivable by reviewing an aging of customer invoices. Invoices are considered past due if a scheduled payment is not received within agreed upon terms. The Company’s notes receivable are reviewed quarterly, at a minimum, for impairment. The Company also reviews a variety of other relevant qualitative information such as collection experience, economic conditions and specific customer financial conditions to evaluate credit risk in recording the allowance for doubtful accounts or as an indicator of an impaired loan. Where possible we seek payment deposits, collateral, pledge agreements, bills of exchange, foreign bank letters of credit or personal guarantees with respect to notes receivable from our customers. However, the majority of our international notes receivable are not collateralized. Currently, we have not sold our notes receivable to third parties; therefore, we do not have any off-balance sheet liabilities for factored receivables.

The government authorities in Argentina limit the exchange of pesos into U.S. dollars and the transfer of funds from Argentina.  Our accounts and notes receivable, net, from customers in Argentina at June 30, 2014 was $31.8 million, which is denominated in U.S. dollars, although, under the terms of our arrangements with our customers in Argentina, they are required to pay us in pesos at the spot exchange rate between the peso and the U.S. dollar on the date of payment. In evaluating the collectability of customer receivables in Argentina at June 30, 2014, we specifically evaluated recent payments, receivable aging, any additional security or collateral we had (bills of exchange, pledge agreements, etc.) and other facts and circumstances to determine our customers’ ability to pay.  Our customers in Argentina have continued to pay us in pesos based on the spot exchange rate between the peso and the U.S. dollar on the payment date.  We collected $21.3 million of outstanding receivables from customers in Argentina during the six months ended June 30, 2014.

Recent government actions and challenges affecting the gaming industry in Mexico have increased the credit quality risk with respect to certain of our current Mexico customers.

In addition, we provided tables showing the total notes receivable as of the balance sheet date and the amount of notes receivable that are over 90 days past due for those periods broken out between domestic and international notes receivable.  We also disclosed the amount of our notes receivable as of the balance sheet date that are individually evaluated for impairment and that are collectively evaluated for impairment, broken out between domestic and international notes receivables, as well as a reconciliation of the allowance for doubtful notes receivables from December 31, 2013 to March 31, 2014, broken out between notes receivable that are individually evaluated for impairment and those that are collectively evaluated for impairment.

Note (22) Litigation, page 134

5.              We note your disclosure on page 135 regarding the WMS merger litigation that the company believes the claims in the Illinois and Delaware actions are without merit. Your introductory disclosure regarding litigation on page 134 quantifies the accrued aggregate liability for pending legal matters, but does not address reasonably possible losses in excess of amounts accrued. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Such disclosure may be provided in the aggregate. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

In response to the Staff’s request, in future filings, we will include disclosure in substantially the following form, with such changes as may be applicable for any given period (relevant language changed from the disclosures in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014 filed with the Commission on August 6, 2014 are indicated in bold):

The Company is involved in various legal proceedings, including those discussed below. We record an accrual for legal contingencies when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated (although, as discussed below, there may be an exposure to loss in excess of the accrued liability). We evaluate our accruals for legal contingencies at least quarterly and, as appropriate, establish new accruals or adjust existing accruals to reflect (1) the facts and circumstances known to us at the time, including information regarding negotiations, settlements, rulings and other relevant events and developments, (2) the advice and analyses of counsel and (3) the assumptions and judgment of management. Legal costs associated with our legal proceedings are expensed as incurred. We had accrued liabilities of $[•] and $[•] for all of our legal matters that were contingencies as of [•], 201X and [•], 201X, respectively.

Substantially all of our legal contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss involves a series of complex judgments about future events. Consequently, the ultimate outcomes of our legal contingencies could result in losses in excess of amounts we have accrued. We may be unable to estimate a range of possible losses for some matters pending against the Company or its subsidiaries, even when the amount of damages claimed against the Company or its subsidiaries is stated because, among other things, (i) the claimed amount may be exaggerated or unsupported; (ii) the claim may be based on a novel legal theory or involve a large number of parties; (iii) there may be uncertainty as to the likelihood of a class being certified or the ultimate size of the class; (iv) there may be uncertainty as to the outcome of pending appeals or motions; (v) the matter may not have progressed sufficiently through discovery or there may be significant factual or legal issues to be resolved or developed; and/or (vi) there may be uncertainty as to the enforceability of legal judgments and outcomes in certain jurisdictions. Other matters have progressed sufficiently that we are able to estimate a range of possible loss. For those legal contingencies disclosed below as to which a loss is reasonably possible, whether in excess of a related accrued liability or where there is no accrued liability, and for which we are able to estimate a range of possible loss, the current estimated range is up to $[•] in excess of the accrued liabilities (if any) related to those legal contingencies. This aggregate range represents management’s estimate of additional possible loss in excess of the accrued liabilities (if any) with respect to these matters based on currently available information, including any damages claimed by the plaintiffs, and is subject to significant judgment and a variety of assumptions and inherent uncertainties. For example, at the time of making an estimate, management may have only preliminary, incomplete, or inaccurate information about the facts underlying a claim; its assumptions about the future rulings of the court or other tribunal on significant issues, or the behavior and incentives of adverse parties, regulators, indemnitors or co-defendants, may prove to be wrong; and the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that management had not accounted for in its estimate because it had considered that outcome to be remote. Furthermore, as noted above, the aggregate range does not include any matters for which the Company is not able to estimate a range of possible loss. Accordingly, the estimated aggregate range of possible loss does not represent our maximum loss exposure. Any such losses could have a material adverse impact on our results of operations, financial position and cash flows. The legal proceedings underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please contact me at (847) 785-3760.

Very truly yours,
/s/ Scott D. Schweinfurth
Scott D. Schweinfurth
Executive Vice President and Chief Financial Officer

cc: Mr. M. Gavin Isaacs

President and Chief Executive Officer

Scientific Games Corporation

Mr. Jeffrey B. Johnson

Vice President Finance and Chief Accounting Officer

Scientific Games Corporation